--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 5)*
                               -------------------

                               GOLD FIELDS LIMITED
                                (Name of Issuer)

                               -------------------

  AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE OF PAR VALUE
                                 RAND 0.50 EACH
                   ORDINARY SHARES OF PAR VALUE RAND 0.50 EACH

                         (Title of Class or securities)

                               -------------------
                      AMERICAN DEPOSITARY SHARES: 38059T106
                           ORDINARY SHARES: 38059R100
                                 (CUSIP Number)
                               -------------------

                                  DENIS MOROZOV
                             22 VOZNESENSKY PEREULOK
                                 MOSCOW, 125993
                                     RUSSIA

                                 with a copy to:

                           WILLIAM A. PLAPINGER, ESQ.
                             SULLIVAN & CROMWELL LLP
                                1 NEW FETTER LANE
                                 LONDON EC4A 1AN
                                     ENGLAND
                             (011) (44) 20 7959-8900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                APRIL 18, 2005
                  (Date of Event to Which This Filing Relates)
================================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         MMC NORILSK NICKEL
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         BK, WC
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares            8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.0%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     HC
--------------------------------------------------------------------------------

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         VLADIMIR O. POTANIN
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares            8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES (1)
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES (1)
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.0%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     IN
--------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Potanin is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         MIKHAIL D. PROKHOROV
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares            8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES (2)
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES (2)
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.0%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     IN
--------------------------------------------------------------------------------

(2) Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Prokhorov is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

         This Amendment No. 5 ("Amendment No. 5") amends and supplements the Statement on Schedule 13D originally filed on April 7, 2004, as amended by Amendment No. 1 thereto filed on August 6, 2004, Amendment No. 2 thereto filed on October 18, 2004, Amendment No. 3 thereto filed on December 17, 2004, and Amendment No. 4 thereto filed on January 28, 2005, relating to the ordinary shares, par value Rand 0.50 per share (the "Shares"), of Gold Fields Limited, a company organized under the laws of the Republic of South Africa (the "Company"). The Schedule 13D, as amended, is referred to herein as the "Schedule 13D". Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to such term in the Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add the following additional paragraphs at the end:

         Norilsk Nickel has decided to reorganize certain of its investments in gold-related assets (the "Reorganization"). At its meeting on April 15, 2005, the Board of Directors of Norilsk Nickel (the "Board") resolved to initiate steps which should lead to the demerger of (1) the Company's Russian gold assets consolidated under its wholly and directly owned subsidiary, ZAO Polus, a company incorporated under the laws of the Russian Federation ("Polus") and its subsidiaries and (2) the Company's 20% interest in Gold Fields Limited ("Gold Fields"). On April 18, 2005, Norilsk Nickel executed a letter agreement (the "Consent Letter") with Harmony whereby Harmony consents to the transfer of the Shares to a wholly and indirectly owned subsidiary of Norilsk Nickel (Jenington International Inc.) and the cession of all of Norilsk Nickel's rights and delegation of all of Norilsk Nickel's obligations in terms of the Irrevocable Undertaking to such subsidiary. A copy of the Consent Letter is included as
Exhibit I hereto and the description of the Consent Letter contained herein is qualified in its entirety by reference to Exhibit I, which is incorporated herein by reference.

         Except as set forth herein, no Reporting Person has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Company, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of Item 4 of
Schedule 13D, and any other actions, as they may determine. The Reporting Persons intend to review continually their investment in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including but not limited to, general economic and business conditions and precious metal and stock market conditions, the Reporting Persons may determine to increase or decrease their equity position in the Company by acquiring additional Shares or disposing of some or all of the Shares they may hold.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and restated as follows:

         Norilsk Nickel has decided to reorganize certain of its investments in gold-related assets (the "Reorganization"). At its meeting on April 15, 2005, the Board of Directors of Norilsk Nickel (the "Board") resolved to initiate steps which should lead to the demerger of (1) the Company's Russian gold assets consolidated under its wholly and directly owned subsidiary, Polus and its subsidiaries and (2) the Company's 20% interest in Gold Fields Limited ("Gold Fields"). On April 18, 2005, Norilsk Nickel executed the Consent Letter with Harmony whereby Harmony consents to the transfer of the Shares to a wholly and indirectly owned subsidiary of Norilsk Nickel (Jenington International Inc.) and the cession of all of Norilsk Nickel's rights and delegation of all of Norilsk Nickel's obligations in terms of the Irrevocable Undertaking to such subsidiary. A copy of the Consent Letter is included as Exhibit I hereto and the description of the Consent Letter contained herein is qualified in its entirety by reference to Exhibit I, which is incorporated herein by reference.

         Except as otherwise disclosed in this Statement on Schedule 13D, as amended, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented as follows:

         The following exhibit is inserted after Exhibit H:


Exhibit I Consent Letter, dated April 18, 2005, among Norilsk Nickel, Harmony and Jenington International Inc.

Exhibit J         Press Release issued by Norilsk Nickel on April 18, 2005

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 19, 2005

                                            MMC NORILSK NICKEL

                                            By:  /s/ Mikhail Prokhorov
                                               ---------------------------------
                                            Name:  Mikhail Prokhorov
                                            Title: General Director



                                            VLADIMIR O. POTANIN

                                            By:  /s/ Vladimir O. Potanin
                                               ---------------------------------
                                            Name: Vladimir O. Potanin



                                            MIKHAIL D. PROKHOROV

                                            By:  /s/ Mikhail Prokhorov
                                               ---------------------------------
                                            Name: Mikhail Prokhorov

                                  EXHIBIT INDEX

Exhibit A    Officers and Directors of Reporting Persons.**
Exhibit B    Agreement Relating to Joint Filing of Schedule 13D.*
Exhibit C    Purchase Agreement.*
Exhibit D    Power of Attorney.*
Exhibit E    Facility Agreement.*
Exhibit F    Intercompany Purchase Agreement.**
Exhibit G    Irrevocable Undertaking in Respect of a Proposal by Harmony
             Gold Mining Company Limited to Acquire All the Shares in Gold
             Fields Limited.***
Exhibit H    Letter, dated January 26, 2005, from Bernard Swanepoel to Norilsk
             Nickel, received by facsimile transmission on January 28, 2005.****
Exhibit I    Consent Letter, dated April 18, 2005, among Norilsk Nickel, Harmony and Jenington International Inc.
Exhibit J    Press Release issued by Norilsk Nickel on April 18, 2005



*    Filed with the initial statement on Schedule 13D on April 7, 2004.
**   Filed with the Amendment No. 1 to Schedule 13D on August 6, 2004.
*** Filed with the Amendment No. 2 to Schedule 13D on October 18, 2004. **** Filed with the Amendment No. 4 to Schedule 13D on January 28, 2005.